06014259

LIBERTY INTERNATIONAL

RECEIVED

2006 JUN 12 A 10:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	6 June 2006
Pages:	3		

SUPPL

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached announcements made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

dlw 6/12

LIBERTY
INTERNATIONAL

June 6, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Analyst Visit".
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

SITE VISIT BY SOUTH AFRICAN INVESTORS,
ANALYSTS AND MEDIA TO UK
6TH - 7TH JUNE 2006

A number of South African investors, analysts and journalists will be visiting some Liberty International properties and development sites in the United Kingdom over the next two days, during which presentations will be made on the company's properties and development plans.

These presentations contain no material new information on current trading or future financial performance.

Liberty International is listed on the London Stock Exchange with a secondary listing on the JSE Securities Exchange South Africa.

6 June 2006

ENQUIRIES:

Susan Folger
Company Secretary
Tel: +44 20 7887 7000

Nick Williams /Louise Brugman
College Hill, South Africa
Tel: 011 447 3030

Fax

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	9 June 2006
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

LIBERTY

INTERNATIONAL

June 9, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares".
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF INTEREST IN LIBERTY INTERNATIONAL PLC ORDINARY SHARES, PURSUANT TO SECTIONS 198 TO 208 OF THE COMPANIES ACT 1985

Liberty International PLC was notified today by Barclays PLC, that Barclays PLC no longer has a notifiable interest in shares of Liberty International PLC. Barclays had previously advised that they held a total interest of 10,266,911 shares, representing 3.04% of the issued share capital of Liberty International PLC.

Enquiries

Susan Folger Company Secretary, Liberty International PLC ++ 00 207 887 7004

9 June 2006